                         CALAMOS ASSET MANAGEMENT, INC.



                               September 10, 2004

VIA ELECTRONIC TRANSMISSION

Mr. William Friar
Senior Financial Analyst
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


                         Calamos Asset Management, Inc.
                               File No. 333-117847
             Responses to SEC Comment Letter dated September 2, 2004


Dear Mr. Friar:

            On behalf of Calamos Asset Management, Inc. (the "Company"), set forth below are the comments of the staff of the Securities and Exchange Commission (the "Commission") received in your letter dated September 2, 2004 relating to the Company's registration statement on Form S-1 (File No. 333-117847) filed on August 2, 2004 (the "Registration Statement"), including the prospectus contained therein (the "Prospectus"). Each comment is followed by the Company's response to that comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

            This letter should be read in conjunction with the accompanying Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which the Company filed with the Commission on the date hereof. In this letter, all page references set forth in the Company's responses to the staff's comments refer to page numbers in Amendment No. 1. To assist the staff in reviewing Amendment No. 1, we are delivering, by overnight mail to Mr. Clampitt, a copy of this letter and eight bound copies of Amendment No. 1. Four of the copies of Amendment No. 1 have been marked to show changes from the Registration Statement as originally filed with the Commission on August 2, 2004.

            By its responses herein and in Amendment No. 1, the Company believes that it has addressed all of the comments of the staff of the Commission. The Company is aware of its

Mr. William Friar
September 10, 2004
Page 2


obligations under the Securities Act and will request in writing an acceleration of the effective date of the Registration Statement. At such time, the Company will, pursuant to the staff's request, furnish a letter acknowledging the matters specified in the bullet points included in the introductory paragraphs of your letter dated September 2, 2004.

General

      1. Please revise to delete legalese such as thereof, whereby, therefrom, therein, therefore, whereas, etc.

            The Company has revised its disclosure pursuant to the staff's comments.

Prospectus Cover Page

      2. The filing has a significant amount of non-Rule 430A information missing. Please include the information in the next pre-effective amendment. The staff may have significant comments upon our review of the amendment and it may take us a significant amount of time to review the amendment.

            The Company has revised the Prospectus to include as much of the missing non-Rule 430A information as is currently available. The Company will revise the Prospectus further in a subsequent pre-effective amendment to include additional non-Rule 430A information as it becomes available.

      3. The second paragraph indicates the existing holders will sell some of their holdings in this offering. Revise to include a selling shareholder section and include the membership units being sold, and the proceeds to be received. Present the information with and without the overallotment sales.

            Pursuant to conversations with the staff, the Company has not included a selling shareholder section in the Prospectus, but has revised other sections of the Prospectus to provide additional information regarding the membership units being sold and the proceeds to be received by Calamos Family Partners, Inc. In addition, the Company directs the staff to the "Principal Stockholders" section of the Prospectus for additional information about the beneficial ownership of the Company's common stock by the stockholders of Calamos Family Partners, Inc. after the offering.

      4. Revise the last paragraph to indicate the date the listing application was filed.

            The Company has revised the Prospectus cover page pursuant to the staff's comments.

Mr. William Friar
September 10, 2004
Page 3


Table of Contents

      5. Supplementally advise as to why the Calamos Growth and Income Portfolio is not included in the references to "mutual funds" and "open-end funds". We may have further comment.

            The Company has excluded the Calamos Growth and Income Portfolio from references to "mutual funds" and "open-end funds" because the portfolio differs significantly from the other funds managed by the Company. The Calamos Growth and Income Portfolio is a portfolio of the Calamos Advisors Trust, a registered open-end investment company. The portfolio's shares are offered to certain life insurance companies for allocation to separate accounts established for the purpose of funding variable annuity and variable life insurance contracts. Unlike the shares of all other mutual funds managed by the Company, the portfolio's shares are not offered directly to the public. The Company believes that including the Calamos Growth and Income Portfolio in references to "mutual funds" and "open-end funds" throughout the Prospectus would render many general discussions about mutual funds and open-end funds inaccurate, particularly discussions about the distribution and sale of, and fees earned on, such funds, and would be confusing to prospective investors in the Company's Class A common stock. In addition, at June 30, 2004, the portfolio represented only $28.2 million of the Company's $32.3 billion of assets under management. The Company therefore submits that disclosure about the portfolio is immaterial to prospective investors in the Company's Class A common stock.

Summary-Overview

      6. Regarding the reasons for the significant growth in funds under management and related revenues and income and noting the significant amount of deferred sales commissions, revise to explain whether the arrangements to attract funds, or the compensation paid by the Company to sales agents has changed during the periods referenced.

            Over the periods presented, the Company changed its arrangements to attract mutual fund customers only insofar as it significantly increased the size of its sales force and broadened its mandate to emphasize sales of mutual funds and also entered into additional third-party selling arrangements. The Company believes that these measures, along with its strong investment performance, broad range of investment strategies and diverse product offerings, resulted in the growth in assets under management over the periods presented. The disclosure in the "Summary - Our Company" section of the Prospectus has been revised accordingly.

            The Company distributes its mutual funds and managed accounts through third-party selling agents. Over the periods presented, the Company did not initiate any

Mr. William Friar
September 10, 2004
Page 4


            changes to the compensation paid to these selling agents; however, certain of the Company's third-party selling agents requested the Company to make supplemental compensation payments, often referred to as "revenue sharing" payments, to them.1 The Company's total supplemental compensation payments to third-party selling agents as a percentage of assets under management and revenues have decreased over the periods presented and comprised 2.2% and 3.3% of the Company's total revenues for the six months ended June 30, 2004 and the year ended December 31, 2003, respectively. The Company does not believe that the increase in the dollar amount of supplemental compensation payments to certain third-party selling agents contributed to the growth of the Company's assets under management, but rather was necessary to maintain existing relationships. Given that these supplemental compensation payments have been declining as a percentage of assets under management and revenues and that the Company does not believe that such payments were a contributing factor to the growth of assets under management, the Company has not included the requested disclosure.

Strategy, Investment Philosophy and Management

      7. Revise to move these two sections to a place in the prospectus after the risk factors, such as, the business section.

            The Company advises the staff that the referenced sections are summaries of disclosure that appears in the Business section of the Prospectus. The Company has deleted the referenced sections from the Summary section but has disclosed under "Summary - Our Company" limited information previously included in those sections that the Company believes is material to an investor's understanding of the Company's business.

Reorganization

      8. Revise to add information regarding both the "Real Estate Distribution" and the "Formation Transaction" to include the pro forma effect on assets, revenues and income. For the "Real Estate Distribution", if the assets distributed will still be used by the Company, disclose the anticipated dollar amount of expenses to be incurred by the Company. For the "Formation Transaction", revise to include a brief discussion of the S Corp termination and its effect on 2004 earnings and cash flows, such as dividends that are expected to be paid out of retained earnings.

--------

1 The Company advises the staff that it does not believe that the characterization "revenue sharing" accurately reflects the nature of these payments. Accordingly, the Company has deleted references to "revenue sharing payments" throughout the Prospectus and replaced them with "supplemental compensation payments."

Mr. William Friar
September 10, 2004
Page 5


            The disclosure on page 2 of the Prospectus regarding the Real Estate Distribution has been revised to reflect the fair value of the assets, and the amount of mortgage debt, distributed to the stockholders of Calamos Family Partners, Inc. The existing headquarters of the Company, which were distributed in the Real Estate Distribution, will continue to be occupied by the Company until the Company's new headquarters, which are being constructed by a company owned by stockholders of Calamos Family Partners, Inc. and are expected to be completed in mid-2005, become available for occupancy. The expected annualized monthly lease payments for the Company's existing headquarters represent 1.25% of the Company's net income for the year ended December 31, 2003. The Company therefore believes the amount of the lease payments is immaterial, and it has not disclosed them on page 2 of the Prospectus. The amount of the lease payments, however, continues to be disclosed under "Certain Relationships and Related Party Transactions - Lease of Corporate Headquarters" in the Prospectus.

            The pro forma impact of the Real Estate Distribution on the Company's revenues for the six months ended June 30, 2004 and the year ended December 31, 2003 was 0.1% and 0.2%, respectively, and the pro forma impact on the Company's net income for the six months ended June 30, 2004 and the year ended December 31, 2003 was 3.4% and 0.1%, respectively. The Company does not believe that the pro forma impact of the Real Estate Distribution on revenue and net income is material and therefore has not revised the disclosure to reflect this impact on page 2 of the Prospectus. This pro forma impact, however, continues to be disclosed in the unaudited pro forma financial information beginning on page 32 of the Prospectus.

            The Company has added disclosure on page 3 of the Prospectus discussing the impact on the Company of taxation as a C corporation.

      9. Revise to disclose any other arrangements whereby the Calamos Family Partners will derive revenues from the Company, such as, management agreements, leases, etc.

            The Company does not expect that Calamos Family Partners, Inc. will derive any revenues from the Company. As discussed in response to Comment No. 8 above and disclosed under "Certain Relationships and Related Party Transactions - Lease of Corporate Headquarters" in the Prospectus, the stockholders of Calamos Family Partners, Inc. will derive revenues, indirectly through a company owned by them, from the Company under the Company's lease for its corporate headquarters. The Company has included additional disclosure regarding the lease in the Prospectus.

Mr. William Friar
September 10, 2004
Page 6


The Offering

      10. Revise here and the section titled "Use of Proceeds" to provide a more detailed breakdown in the use of the proceeds, including the amounts to be used for working capital. In this regard, disclose what amounts will be used for expansion of the alternate investment business and briefly explain that business. In addition, in the "Use of Proceeds" section, revise to disclose the alternate uses contemplated in the event that sufficient cash flow is generated by operations.

            The Company has revised its disclosure pursuant to the staff's comments.

      11. Revise the "Dividend Policy" section to indicate whether consolidated income of the Company will be taxable to holders as partnership interests or only taxable upon distributions and whether or not those distributions will be treated as dividend income.

            The Company has revised its disclosure pursuant to the staff's comments.

      12. Revise here and in the entire section titled "Summary" to remove the cross-references.

            The Company has revised its disclosure pursuant to the staff's comments.

Summary Historical and Pro Forma Consolidated Financial and Other Data

      13. Upon completion of the employment agreements, revise the pro forma compensation expense if the going forward compensation is greater than the presented compensation.

            The Company will revise its disclosure upon completion of the employment agreements.

      14.   Revise footnote (5) once the terms of the offering are finalized.

            The Company will revise its disclosure once the terms of the offering are finalized.

Risk Factors

      15. Revise your risk factor section to take out all generic risk to all companies in your industry or revise them to make them specific to your company. For example the risk factor, "Future sales of our Class A common stock in the public market could lower our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us" is common to any company that could sell additional securities. Another example is your risk factor, "The requirements of being a public company may strain our resources

Mr. William Friar
September 10, 2004
Page 7


            and distract management." Make this specific why your company is particularly more at risk than any other public company. If it is not, delete this risk factor. Other examples is "the price of our Class A common stock may fluctuate..." As a final example, see on page 17, "Our failure to comply with the guidelines set by our clients..." While superficially company specific, all it is saying is that you, like any company, are at risk for customer dissatisfaction if you fail to provide the service to your customers that they pay you to provide. Please be specific as to why you would not comply with your own guidelines or guidelines between you and your customers.

            The Company has revised the risk factor section to delete the risk factor, "The requirements of being a public company may strain our resources and distract management," and the risk factor, "The price of our Class A common stock may fluctuate...." The Company has retained the risk factor, "Future sales of our Class A common stock...," because that risk factor explains the risk of dilution to the holders Class A common stock if Calamos Family Partners, Inc. converts its shares of Class B common stock into, or exchange its membership units in Calamos Holdings LLC for, shares of the Company's Class A common stock. The Company believes that this risk is unique to the Company due to its dual class capital structure. The Company has also retained the risk factor "Our failure to comply with the guidelines set by our clients...," which is particular to it as compared to issuers in other industries, since, as a registered investment adviser, the Company has a fiduciary obligation to its clients under Section 206 of the Investment Advisers Act of 1940, as amended, and, with respect to certain clients, under the Employee Retirement Income Security Act of 1974 (ERISA). In addition, in managing mutual fund assets, an adviser must comply with limitations under the Investment Company Act and the Internal Revenue Code. As a result, an investment adviser's conduct will be measured against a higher standard of conduct than that used for other types of commercial transactions. The Company believes that because a registered investment adviser's fiduciary obligations exceed the normal obligations of a company to its customers, there is a unique risk of which prospective investors in the Company's Class A common stock should be aware.

Related to Industry
"Our business and operations..."

      16. Revise the second paragraph to disclose whether or not the Company had any late trading or market timing activities in the funds it manages during the periods covered by the financial statements included in the filing. If so, please describe. If there are policies that allow these types of activities, please also describe.

            The Company advises the staff that it has not entered into any late trading agreements or any agreements to permit short-term, frequent trading with respect to the funds that it manages. Accordingly,

Mr. William Friar
September 10, 2004
Page 8


            no disclosure has been added in response to this comment. The Company has policies and procedures in place that are designed to prevent and detect late trading and short-term, frequent trading with respect to the funds that it manages.

Competition

      17. Delete the risk paragraph for competition. Such disclosure can be included in the business section.

            The Company has deleted the risk factor. In addition, the Company has supplemented its disclosure in the Business section under "Competition" to address matters that had been addressed in the risk factor.

12b-1 fees

      18. Revise the disclosure to clarify that the 12b-1 are assessed on holders of the mutual funds and briefly explain the reasons for the increase, such as volume under management or increase in fee rate charged. In addition, disclose the products which are assessed these fees, such as, Class B and C shares of the open end funds and disclose the increase in those products corresponding to the dates disclosed for the fees, i.e., at 12/31/03 and at 6/30/04. If the increase is attributable to an increase in the rate assessed, please describe any such change.

            The Company has revised its disclosure to clarify that each open-end fund pays asset-based distribution fees to the Company and that the amounts of such fees received by the Company have increased as its assets under management have grown. The Company does not believe that additional disclosure relating to the referenced products and fees by share class is material to the risk factor discussion; however, the Company has added the requested disclosure to the MD&A section of the Prospectus. The Company advises the staff that the Rule 12b-1 fee rates paid by the mutual funds that the Company manages did not change during the periods presented.

Soft dollars

      19. Revise the second paragraph to provide a further breakdown of commissions. For example disclose the amount paid by open end funds, closed end funds, institutional investors and managed accounts. Also disclose whether or not the commission rates were different for each of these types of clients. In addition, if any commissions were paid to affiliates, disclose the amount.

            In the spirit of Comment No. 15, the Company has deleted the referenced risk factor. The Company submits that the elimination of soft dollar payments, which totaled approximately $1.3 million in 2003, would have an immaterial impact on the Company's operating results; therefore, a discussion thereof is not material to prospective investors in the Company's Class A common stock. Nevertheless, in

Mr. William Friar
September 10, 2004
Page 9


            response to the staff's comment the Company supplementally advises the staff that commission rates generally do not vary by client; instead, commission rates are particular to a specific transaction, which may include various types of clients as a result of aggregated trading. During 2003, Calamos Financial Services, Inc. earned approximately $208,000 in commissions for executing trades for the Company's advisory clients. None of these trades resulted in soft dollar credits.

Investment Performance

      20. Revise to delete the risk paragraph or move it to elsewhere in the prospectus after the risk factors.

            The Company has deleted the risk factor. In addition, the Company has supplemented the disclosure related to investment performance in the Business section of the Prospectus.

Third-party distribution

      21. Revise the first paragraph to explain why access is so dependent upon 12b-1 fees.

            The Company has revised its disclosure pursuant to the staff's comments.

      22. Revise the second paragraph to disclose the percentages of the large distributors at 12/31/03. In addition, disclose the fees received from intermediaries of managed accounts for the year ended 12/31/03 and the period ended 6/30/04.

            The Company has revised its disclosure pursuant to the staff's comments.

      23. Revise the last paragraph to disclose the payments made in 2003 and during the 6 months ended 6/30/04. In addition, if the amounts paid are significantly greater than in previous years, briefly explain why. Provide disclosure if more than 10% went to any intermediary.

            As discussed in the Company's response to Comment No. 6, the Company's supplemental compensation payments are made to maintain existing relationships with third-party selling agents. Since the Company expects to continue to make these payments, this is not a significant risk factor and therefore the last paragraph of the referenced risk factor has been deleted.

Mr. William Friar
September 10, 2004
Page 10


Communication, Information and Computer systems

      24. Revise to move this disclosure to elsewhere in the prospectus after the risk factors.

            The Company has deleted the risk factor. In addition, the Company has supplemented its disclosure relating to information systems in the Business section of the Prospectus.

Dependence on Calamos Holding to distribute cash

      25. Revise to clarify and explain how the taxation will occur on several levels. First, will Calamos Holdings LLC be taxable as a corporation and pay dividends to Calamos Asset Management or will it be a pass-through entity and its income will be passed through to Calamos Asset Management and Calamos Family Partners on a pro-rata basis. Once that is explained, will Calamos Asset Management be taxed as a corporation or will it be a pass-through entity and holders will be taxed on their pro-rata interest or will holders only be taxed if Asset Management pays holders a dividend from retained or current earnings.

            The Company has revised its disclosure pursuant to the staff's comments.

Our business is dependent on third-party vendors

      26. Revise to disclose the amounts paid to third-party vendors for the year ended 12/31/04 and for the period ended 6/30/04.

            The Company has revised this risk factor to clarify that it relates to services provided by third-party vendors with respect to the mutual funds managed by the Company. The intended focus of the risk factor was on the dependence of those mutual funds on services provided by third-party vendors and the potential risk associated with poor performance or disruption of these services. While the services provided are important to fund operations, the costs of obtaining these services are borne by the funds to which the services are provided and not by the Company. Accordingly, the Company does not believe that the amount paid by mutual funds (and not the Company) to such third-party vendors is material to prospective investors in its Class A common stock. The Company therefore has not disclosed these amounts in the Prospectus.

Risks related to the Offering
Investment Company

      27. Briefly advise us supplementally how you intend to operate the Company to avoid being deemed an Investment Company.

Mr. William Friar
September 10, 2004
Page 11


            Following the Reorganization, the business of the Company will be to act as the sole Manager of Calamos Holdings LLC, through which it will engage primarily in the business of providing advisory services through its subsidiaries. The Company will hold itself out to the public in a consistent manner. The Company will monitor its investments in investment securities (if any) to ensure that it does not inadvertently fall within the definition of "investment company" contained in Section 3(a) of Investment Company Act. For the one-year period following the completion of the offering, the Company may rely (to the extent necessary) on Rule 3a-2 under the Investment Company Act with respect to the investment of proceeds from the offering. Please see the response to comment 28 below for an analysis of why the Company will not be an investment company.

      28. Supplementally advise us as to the specific exemption from registration under the Investment Company Act that you intend to rely upon.

            The Company will not be an investment company, as such term is defined in the relevant provisions of Section 3(a) of the Investment Company Act, and therefore will not be required to be registered under such Act.

            The Company was established as a holding company and the Company's statements in the Prospectus indicate that, immediately following the Reorganization, its only business will be to act as the sole Manager of Calamos Holdings LLC, through which it will continue to conduct the business now conducted by Calamos Family Partners, Inc. Upon completion of the offering, the Company's principal asset will be its limited liability company interest in Calamos Holdings LLC. That interest will not constitute an investment security for purposes of Section 3(a) of the Investment Company Act because all returns in respect of such interest will be generated by the Company in its capacity as the sole Manager of Calamos Holdings LLC. In this regard, the Company's interest in Calamos Holdings LLC as sole Manager should be viewed as equivalent to a general partnership interest, which ordinarily is presumed not to be a security under the federal securities laws, by virtue of the general partner exercising management control over the partnership and having access to information about the partnership so that its profits are not dependent on the entrepreneurial or managerial efforts of others.1

----------

1 See Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert denied, 454 U.S. 897 (1981). See also Shoreline Fund L.P. and Condor Fund International, Inc., SEC No-Action Letter (Nov. 14, 1994); Scudder, Stevens & Clarke SEC no-Action Letter (Mar. 12, 1980); Oppenheimer Capital, L.P., SEC No-Action Letter (July 29, 1987); Albert M. Zlotnick, SEC No-Action Letter (June 9,
      1986).

Mr. William Friar
September 10, 2004
Page 12


            Alternatively, the Company's interest in Calamos Holdings LLC is not an investment security because Calamos Holdings LLC will be a "majority-owned subsidiary" of the Company that is neither an investment company nor a 3(c)(1) or 3(c)(7) company. Based on our analysis of Calamos Holdings LLC's limited liability company agreement and the rights of the respective members under that agreement, the Company's interest in Calamos Holdings LLC will constitute ownership of 100% of the outstanding "voting securities" of Calamos Holdings LLC within the meaning of the Investment Company Act. Thus, the Company is not an investment company within the meaning of 3(a)(1)(A) or (C) of the Investment Company Act. 2

----------


2 In the event that upon completion of the offering, the Company invests in investment securities in an amount that temporarily causes it to exceed the percentage limit in Section 3(a)(1)(C), the Company intends to rely on the exemption for "transient investment companies" set out in Rule 3a-2 under the Investment Company Act for a period of up to one year.

Mr. William Friar
September 10, 2004
Page 13

            The Company further notes, in the alternative, that it is not an investment company by virtue of Rule 3a-1 under the Investment Company Act.

Mr. William Friar
September 10, 2004
Page 14

            It is anticipated that the Company's principal asset will be, and virtually all of the Company's net income after taxes will be derived from, its interest in Calamos Holdings LLC, a company that is "controlled primarily" by the Company through which the Company engages in a business other than that of investing, reinvesting, owning, holding or trading in securities and which is not itself an investment company.

Reorganization and Holding Company Structure
Holding Company Structure

      29. Revise to explain why profits, losses, and distributions will be "generally" pro rata. In this regard, clarify how they may not be made pro rata or delete the word, "generally".

            The Company advises the staff that all of the referenced profits, losses and distributions will be allocated pro rata. The Company has therefore deleted the word "generally" from its disclosure in the Prospectus.

Use of Proceeds

      30. Revise to use tables presenting the uses with and without the overallotment option. In this regard, present at the top of the table the gross proceeds, then underwriter fees and commissions, then selling shareholder proceeds, then net proceeds, then the uses in order. If you continue to say that changes may occur in the use of proceeds, disclose the specifics of the contingencies that may result in a change and identify the alternative uses of proceeds. See Instruction 7 to Rule 504 of regulation S-K.

----------

Mr. William Friar
September 10, 2004
Page 15


            The Company has revised its disclosure pursuant to the staff's comments.

MD&A
General

      31. MD&A is intended to give the investor an opportunity to look at the company through the eyes of management by providing both a short and long-term analysis of the business of the company. When discussing your results of operations and financial condition, please provide a prospective analysis. For instance, but not limited to, discuss why funds under management have increase and whether you anticipate a continued increase in funds under management. Do you anticipate your operating expenses to increase at its current rate? Does management project an increase in its net income for the foreseeable future? If management is unable to determine any trends in their results of operations and financial condition, please state that, and include a discussion of the reasons why. Discuss the material uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of its future financial condition. You should provide information about the quality and potential variability of your company's financial condition so that investors can judge the likelihood that past performance is or is not indicative of future performance. Any uncertainties with regards to each aspect of your results of operations and financial condition should be discussed in turn. Additionally, in all future annual and quarterly filings, this information should be included. Refer to Release No. 33-8350.

            The Company has revised its disclosure pursuant to the staff's comments.

      32. Revise the fourth paragraph to explain in what circumstances net profits, net losses and distributions will not be pro rata.

            The Company advises the staff that all of the referenced net profits, net losses and distributions will be allocated pro rata. The Company has therefore deleted the word "generally" from its disclosure in the Prospectus.

Investment Products
Mutual Funds
Open-end Funds

      33. Revise to disclose the amount outstanding at 12/31/03 for each share class and also disclose the fees received (loads and otherwise) and paid (commissions and otherwise) for the year ended 12/31/03 and the period ending 6/30/04 in each share class discussion.

            The Company has revised its disclosure pursuant to the staff's comments.

Mr. William Friar
September 10, 2004
Page 16


Closed-End Funds

      34. Revise to present the same disclosures as requested by the comment above.

            Unlike open-end funds, closed-end funds are not comprised of multiple share classes. Accordingly, the Company has not disclosed assets under management by share class. Total assets under management for closed-end funds at June 30, 2004 and December 31, 2003 are disclosed in the table on page 40 of the Prospectus.

            The Company does not receive commissions in connection with sales of closed-end fund shares. During the six months ended June 30, 2004, the Company did pay $6.0 million of one-time distribution and service fees to underwriters of its closed-end fund offerings. The closed-end fund description on page 43 of the Prospectus has been revised to disclose this amount. No one-time distribution and service fees were paid in 2003 or 2002.

Separate Accounts

      35. Revise to present the same information requested by the comments above.

            As in the case of closed-end funds, the Company does not receive fees (other than investment management fees) or commissions in connection with separate accounts, and, unlike open-end funds, separate accounts are not comprised of multiple share classes. Accordingly, the Company has not revised the disclosure pursuant to the staff's request.

Revenues
Fees

      36. Revise to disclose the amount of accounting fees during the period April 1, 2004 through June 30, 2004 as well as the fee rate(s) for each product.

            The Company has revised its disclosure pursuant to the staff's comments.

Termination of EAU Plan

      37. After this section is completed, revise the "Dilution" and "Use of Proceeds" sections to disclose the additional shares ("Dilution") and the cash payout ("Use of Proceeds").

            The Company will revise the "Dilution" and "Use of Proceeds" sections accordingly in a subsequent pre-effective amendment to the Registration Statement.

Mr. William Friar
September 10, 2004
Page 17


Operating results
6 months ended 6/30/04
Revenues

      38. Reconcile the narrative before the table on page 47 to agree with the table for the amount, the increase and the percentage.

            The Company has revised its disclosure pursuant to the staff's comments.

Operating Expenses

      39. Noting that several expenses increased at a greater rate than the revenues, revise to add narrative to explain why the distribution expenses increased 166% while distribution fees increased 124%. With regard to marketing and sales promotion, add narrative to further explain the $6.0 million as well as narrative to explain the types of payments generally made that result in these expenses.

            The Company has revised its disclosure to clarify and explain the relevant fees and expenses referred to in Comment No. 39. The Company has added disclosure to the discussion of marketing and sales promotion in response to the staff's request. Further explanation as to the types of payments that result in marketing and sales promotion expenses are included in the discussion under "Other Operating Expenses" on page 45 of the Prospectus.

Year ended 12/31/03

      40. The explanation for the increase in net purchases discloses no changes in the compensation (fees and commissions) paid to attract those purchases. If true, indicate no changes in the compensation rates occurred from the year ended 12/31/02 or otherwise disclose any such changes.

            As discussed in response to Comment No. 6 above, over the periods covered by the MD&A, the Company did not initiate any changes to the compensation paid to its third-party selling agents. The Company therefore has not revised the disclosure in the Prospectus to address this increase.

      41. Revise to make similar disclosures in the "Revenue" and "Operating Expenses" sections that follow.

Mr. William Friar
September 10, 2004
Page 18


            The Company has not made the requested disclosures in the referenced "Revenue" sections for the reasons discussed in response to Comment No. 40 above; however, the Company has revised its disclosures in the "Operating Expenses" section pursuant to the staff's request.

Year ended 12/31/02

      42. Make disclosures in the appropriate sections consistent with comments 35-37.

            Based on clarification from the staff, the Company understands that the intended references in this comment were to Comment Nos. 39-41. With respect to Comment No. 39, the Company has made disclosures in the section comparing the year ended December 31, 2002 to the prior year that are consistent with those made in response to Comment No.
            39. Because the Company did not pay any one-time distribution and service fees to underwriters in connection with its closed-end fund offerings in 2002, the Company has not provided disclosure to that effect. With respect to Comment Nos. 40 and 41, the Company has not made disclosures consistent with those comments for the reasons discussed in response to Comment No. 40 above.

Liquidity and Capital Resources

      43. Revise the second paragraph on page 56. We note the paragraph is referring to amortization, not cash flows or the balance sheet. Revise accordingly.

            The Company advises the staff that the paragraph was intended to refer to cash flows, and the Company has revised the financial data in the paragraph accordingly.

      44. Noting the cash used for construction payments in the third paragraph on page 56, supplementally advise the staff of the arrangement for the new headquarters, such as, how much is owed to complete, when will it be complete, who will pay the remaining costs, will the Company then lease the building and what will be the costs to the Company. We may have further comment.

            The Company supplementally advises the staff that a subsidiary of Calamos Property Holdings LLC, which is owned by the stockholders of Calamos Family Partners, Inc. is developing an office complex, which will include the office building that the Company will occupy. Of the $60 million phase one development costs, approximately $26 million remains. The Company has no financial obligation or continuing involvement in the construction of the office complex. The Company will execute a long-term contract to occupy the space under an operating lease with an expected commencement date in 2005. In addition to the estimated annual lease payments of $3,000,000, the Company plans to incur additional cost of $30,000,000 for furniture, equipment and leasehold improvements before occupying the space.

Mr. William Friar
September 10, 2004
Page 19


Business
Business Strategy

      45. We note the growing deferred sales commissions and the $150 million debt used to finance these commissions. Please advise us whether or not the company has changed its fee arrangements or its business strategy. Without knowing your response, it would seem to us that because of the recent significant increases, you will have to augment or clarify the narrative to address these issues regardless of your response.

            The Company advises the staff that the proceeds of the $150 million of notes issued by the Company in April 2004 are not generally being applied to finance commissions payable by the Company. The Company used a portion of the proceeds from the note offering to repay and terminate a $30 million credit facility that had previously been used to finance the payment of deferred sales commissions; however, as is disclosed on page 55 of the Prospectus, the Company currently funds the payment of deferred sales commissions from operating cash flows and expects to continue to do so in future periods. In addition, the Company advises the staff that it has not changed its fee arrangements or business strategy. Deferred sales commissions have increased as a result of increased sales of Class B and Class C shares of the open-end funds the Company manages and the resulting growth in the Company's assets under management. As discussed in response to Comment No. 6 above, the Company's increase in assets under management was attributable to a number of factors unrelated to fee arrangements. The Company therefore does not believe that additional disclosure with respect to deferred sales commissions is necessary.

      46. Noting the possibility of conflict between managed accounts, please advise us supplementally and with a view towards additional disclosures under a section titled "Potential Conflicts of Interest", how the Company prevents such conflicts, such as, one fund or managed account shorting the securities held by another fund.

            The Company supplementally submits that it has policies and procedures that allow it to identify and manage the referenced conflicts. For example, it has procedures in place to ensure that investment opportunities and securities transactions are allocated equitably among clients. Many other potential conflict areas, such as investments in the securities industry, are specifically limited by statute. The Company examines actual transactions against client accounts to determine that these procedures are followed.

            In the particular case of short selling, the Company does not permit the short selling of a security (including through the use of synthetic instruments) in one account that is held long in any other account, other than for purposes of

Mr. William Friar
September 10, 2004
Page 20


            legitimate portfolio hedging. Short positions are monitored to ensure that this policy is followed.

      47. Revise to disclose here or in the "Management" section how the Calamos Family investments are monitored to avoid conflicts of interest, such as, shorting securities that are in managed accounts.

            The Company supplementally submits that the Company obtains the brokerage account confirmations and statements for all its employees, including the Calamos family members that are stockholders of Calamos Family Partners, Inc. and members of their immediate families. Positions in securities accounts are monitored as they occur, and formal quarterly reporting and verifications are required. Under the Code of Ethics for the Company, many types of securities transactions must be pre-approved before they are made. The Company further reports on a periodic basis to the Boards of Trustees of the Calamos Mutual Funds on compliance with the Code of Ethics.

            The Code of Ethics and its policies and procedures regarding personal trading apply to all employees of the Company, including members of the Calamos family. The purpose of this structure is to deter and detect conflicts of interest between the securities trading of employees of the Company and its clients. The Code and these policies and procedures extend to areas beyond short selling to prohibit practices such as front-running and trading on inside information. Employee trades are continuously monitored and reviewed for compliance with the Code of Ethics precisely to determine if such conflicts occur, and to deal with them quickly if and when they arise.

Distribution, Sales and Client Services - Page 68

      48. Please name any intermediary whose clients represent more than 10% of assets under management.

            The Company has revised its disclosure to indicate which institutions act as intermediaries for more than 10% of the Company's assets under management.

Incentive Compensation Plan

      49. Revise to add a risk factor for the new compensation plans and disclose the caps on number of shares and/or cash that may be issued to plan participants both annually and during the lifetime of the plans. The potential dilution to shareholders should also be disclosed.

            The Company has revised the risk factor relating to dilution of stockholders to address the possibility of dilution upon issuance and exercise of stock options under employee benefit plans.

Mr. William Friar
September 10, 2004
Page 21


Split-Dollar Insurance Agreements - Page 87

      50.   Disclose the cost to the Company of the insurance agreements.

            The Company has revised its disclosure pursuant to the staff's comments.

Certain Relationships
Tax Indemnity Agreement - Page 91

      51. Please add disclosure regarding earnings (profits) up to the effective date of the reorganization to clarify who will be entitled to what earnings, whether any distributions will be made after 6/30/04 as in previous years, who will be responsible for any assessed back taxes, penalties and interest after 6/30/04, and any other material aspects of the Agreement.

            The Company advises the staff that, while the question regarding who is entitled to earnings (profits) up to the effective date of the Reorganization is relevant to the Company's offering, this issue is not addressed in the Tax Indemnity Agreement. The Registration Statement previously indicated that Calamos Asset Management, Inc. would generally be indemnified by Calamos Family Partners, Inc. for income taxes related to the former subsidiaries of Calamos Family Partners, Inc. incurred prior to the closing of the public offering. This disclosure in the Prospectus has been revised to make it clear that interest and penalties attributable to income taxes incurred in periods prior to the closing of the public offering will also be indemnified by Calamos Family Partners, Inc. The Company has also added language describing other terms of the Tax Indemnity Agreement.

Lease of Corporate Headquarters - Page 92

      52. Please state, if true, that in the opinion of management, the terms of the transaction are as fair to the company as could have been made with unaffiliated parties.

            The Company has revised its disclosure pursuant to the staff's comments.

Description of Capital Stock
Class B shares

      53. Revise to clarify whether or not any dividends or other distributions can be made to Class B holders without being made simultaneously and in the same amounts to Class A holders.

            Dividends and other distributions cannot be made to holders of Class B common stock unless they are simultaneously made to holders of Class A common stock. The Company has revised its disclosure accordingly.

Mr. William Friar
September 10, 2004
Page 22


Certain U.S. Tax Considerations for non-U.S. Holders - Page 100

      54. If you retain this section, balance this section with a comparable section, "Certain U.S. Tax Considerations for U.S. Holders" or explain why you do not include one.

            The Company submits that the requested disclosure is not necessary. The Company submits that, based on a review of comparable transactions, most offerings of common stock by U.S. corporations that are registered with the Commission only disclose the tax consequences of the offering to Non-U.S. Holders. This practice (of disclosing only the tax consequences of stock ownership to Non-U.S. Holders) has been followed in the registration statements for a number of recent prominent stock offerings, such as that of Google Inc., Assurant, Inc., Dominos Pizza, Inc. and Genworth Financial. The Company also notes that the registration statements of stock offerings with structures similar to that of this offering, such as that of barnesandnoble.com Inc., follow the same practice. This practice is likely followed because it is believed that (i) the U.S. withholding tax and backup withholding tax regimes are not well understood by non-U.S. Holders and (ii) these regimes may have material consequences to non-U.S. Holders. The current practice implicitly assumes that the disclosure of the U.S. federal income tax consequences of an investment in the common stock of a U.S. corporation to U.S. Holders is unnecessary because these consequences are well known to U.S. investors.

Underwriting

      55. Revise to disclose if the Company will announce, via press release or 8-K filing, when stabilization activities have ceased. If not, so state.

            The Company does not currently intend to make an announcement in connection with the cessation of stabilizing transactions and has revised the Prospectus to disclose that, to the extent stabilizing transactions are commenced, they may be discontinued at any time without notice.

      56. Revise to disclose the present intentions of those participating in the Directed Share program as to how many shares they intend to purchase.

            The Company is not yet aware of the number of shares that participants in the directed share program intend to purchase. Moreover, the Company submits that disclosing the present intentions of the participants in the directed share program is not material to prospective investors in the Company Class A common stock and that disclosure of such intentions could be misleading. The Company advises the staff that, under the terms of the directed share program, if participants do not orally confirm their purchases within one business day after the execution of the underwriting agreement, the shares reserved for them will be offered to the

Mr. William Friar
September 10, 2004
Page 23


            general public on the same terms as the other shares offered by the Prospectus. The Company has revised the Prospectus to disclose this information. In light of the foregoing, the Company submits that to the extent the present intentions of directed share program participants are known to the Company as of the date of execution of the underwriting agreement and are disclosed in the Registration Statement on the date of effectiveness, such present intentions may not accurately represent the numbers of shares actually allocated to those participants, as such allocations could change materially on the business day after the date of effectiveness to the extent participants fail to confirm their purchases. The Company therefore does not intend to make the requested disclosure.

      57. With regard to the naked shorts, supplementally advise the staff as to the authority to enter into such arrangements. We may have further comment. In addition, supplementally advise the staff as to why you believe short selling will offset downward price pressures.

            As disclosed in the Prospectus under the caption "Underwriters" and permitted under Regulation M, the underwriters may engage in stabilizing transactions with respect to the common stock and may over-allot in connection with the offering, creating a short position in the common stock for their own account. Such over-allotments may be in excess of the over-allotment option granted to the underwriters, resulting in naked short positions. As has been long-standing industry practice and as disclosed in the Prospectus, the underwriters must close out a naked short position by purchasing shares of common stock in the open market. All purchasers of securities in the offering are provided with a Prospectus that meets the requirements of the Securities Act of 1933 and over-allotments are not distinguished or separately identified to the purchaser. We also note that in no event will more than the number of shares that is registered pursuant to the registration statement actually be issued by the Company pursuant to the offering or be outstanding as a result of the offering.

            Short sales by the underwriters, whether resulting in covered shorts or naked shorts, are made for the purpose of facilitating the orderly distribution of the common stock by creating buying power which can be used for the purpose of supporting market price.

Part II
Indemnification

      58. Revise the prospectus to include the information required by Rule 510 of regulation S-K.

            The Company has revised its disclosure pursuant to the staff's comments.

Mr. William Friar
September 10, 2004
Page 24


Accounting Comments

Reorganization - Page 3

      59. We note that you interchange Calamos Family Partners, Inc. and Calamos Holdings, Inc. when referring to your company within the document. We also note that Calamos Holdings, Inc. will be renamed Calamos Family Partners, Inc. upon Reorganization. Please revise to ensure consistency in your discussions about your company in the document.

            The Company has revised the Prospectus to eliminate references to Calamos Holdings, Inc., except in the following instances: (1) in the definitions appearing on page (ii) of the Prospectus; (2) in the audited financial statements included in the Prospectus; and (3) in the summary and selected financial data sections, to the extent that those sections refer to the audited financial statements of Calamos Holdings, Inc. At this time, Calamos Holdings, Inc. has not changed its name to Calamos Family Partners, Inc., and therefore the audited financial statements and the audit report contained therein continue to refer to the financial statements of Calamos Holdings, Inc. The Company expects that the name change will be effectuated prior to the consummation of the offering and that in the final Prospectus, the audited financial statements (including the audit report contained therein) and any references to those financial statements in the summary and selected financial data sections will refer to Calamos Family Partners, Inc.

Holding Company Structure - Page 5

      60. Supplementally tell us and revise to disclose how you determined that your designation as the sole Manager of Calamos Holdings, LLC allows you to include its financial results into your consolidated financial statements. In your response provide the specific accounting literature you relied upon and the basis for your conclusion. We note on page 35 that post-Reorganization, Calamos Family Partners, Inc. is assumed to own 80% of Calamos Holdings, LLC.

            The primary accounting guidance on consolidation of partnerships is found in AICPA Statement of Position No. 78-9, Accounting of Investments in Real Estate Ventures (SOP 78-9), which generally has been applied to all investments in limited partnerships, including those that are not real estate ventures. SOP 78-9 indicates that absent important rights in the hands of limited partners, there is a presumption that the general partner controls the partnership and should consolidate the partnership (refer to paragraphs .08-10).

            Calamos Asset Management, Inc. is presumed to own 20% equity interest in Calamos Holdings LLC. It will also act as sole Manager of Calamos Holdings LLC and have control over all of its affairs. The proposed structure does not currently allow for any removal of Calamos Asset Management, Inc. as sole

Mr. William Friar
September 10, 2004
Page 25


            Manager and does not provide other rights that may be considered important rights under SOP 78-9. Therefore, in applying the SOP 78-9 consolidation model to the proposed structure, we have concluded that Calamos Holdings LLC should be consolidated into Calamos Asset Management, Inc. with Calamos Family Partners, Inc.'s interest in Calamos Holdings LLC presented as a minority interest in the consolidated financial statements.

            We also note that if the LLC structure were evaluated as a corporate entity, subject to the consolidation guidance under Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB
            51), and FASB Statement No. 94, Consolidation of All Majority-Owned Subsidiaries (Statement 94) the presence of Calamos Asset Management, Inc.'s voting control would require consolidation of Calamos Holdings LLC by Calamos Asset Management, Inc.

      61. In the last paragraph on page 5 you state that you intend to cause Calamos Holdings LLC to distribute cash on a pro rata basis to its members to cover their tax liabilities. Please revise the unaudited pro forma financial information beginning on page 31 to give effect to this planned transaction or explain why no adjustment is required.

            The Company submits that no pro forma adjustment is necessary as the Company currently adheres to the distribution policy described. This policy is a current practice and is reflected in the historical financial statements. Furthermore, there would be no pro forma income statement effect, as distributions to stockholders are not reflected in the Company's income statement.

Summary Historical and Pro Forma Consolidated Financial and Other Data - Page 8

      62. We note that the Real Estate Distribution occurred on June 30, 2004 and that your disclosure in the second paragraph that your unaudited pro forma balance sheet as of June 30, 2004 does not give effect to this transaction. Supplementally tell us how you determined that it was appropriate to reflect this transaction in your unaudited pro forma income statements, considering the guidance in Instruction 1 to Rule 11-02 of Regulation S-X.

            The Company supplementally advises the staff that the Real Estate Distribution occurred on June 30, 2004 and therefore is already included in the Company's historical balance sheet data as of such date. As a result, the Company's unaudited pro forma balance sheet data as of June 30, 2004 do not give pro forma effect to such distribution, although the historical impact of such distribution is included in such data. The Company has clarified its disclosure accordingly.

      63. Please revise your historical financial statements to reflect the Real Estate Distribution transaction consummated on June 30, 2004 as a discontinued operation, or advise us. Refer to paragraphs 27 and 41-44 of SFAS 144.

Mr. William Friar
September 10, 2004
Page 26


            The Company submits that no revisions are necessary to reflect the Real Estate Distribution as discontinued operations. The Real Estate Distribution does not constitute discontinued operations for the Company, because these activities do not represent a separate component of the Company's operations, as defined by FAS 144. The Company uses a portion of the real estate described in its operations. The expenses incurred in operating and maintaining the building are fully integrated in the Company's operating expenses as the primary tenant.

      64. Please revise to include both historical and pro forma basic and diluted earnings per share with weighted average shares outstanding.

            The Company has revised its disclosure pursuant to the staff's comments.

Unaudited Pro Forma Financial Information - Page 31

      65. Please revise your introductory paragraphs on page 31 to clearly identify the financial statements from where the historical consolidated financial data has been derived and what the presented pro forma financial information represent, as required by paragraph 11-02 of Regulation S-X. You may include a discussion similar to that presented on page 8 to provide this disclosure.

            The Company has revised its disclosure pursuant to the staff's comments.

      66. Please revise your pro forma balance sheet to include a separate column presenting the pro forma adjustments related to the issuance of common stock shares for this offering. Present your pro forma balance sheet data in two stages in order to reflect your pro forma balance sheet after the Formation transaction prior to the pro forma adjustment related to the offering.

            The Company does not believe that any changes are required in its pro forma balance sheet presentation, as the Reorganization will not change the totals for assets, liabilities or stockholder's equity. Furthermore, only the consummation of the offering and the application of the net proceeds thereof to purchase membership units in Calamos Holdings LLC give rise to the consolidation and subsequent creation of the minority interest. The Company expects these events to occur simultaneously and therefore submits that they are appropriately presented in a single column in the pro forma balance sheet.

Pro Forma Consolidated Income Statement - Page 33

      67. Please revise to disclose pro forma basic and diluted earnings per share for each period presented. Explain in the notes how the weighted average shares outstanding were computed.

            The Company has revised its disclosure pursuant to the staff's comments.

Mr. William Friar
September 10, 2004
Page 27


Notes to Pro Forma Consolidated Financial Information - Page 35

      68. Please revise note (1) to describe how you determined the assumed net proceeds of $45.5 million from this offering. Specify the number of shares assumed issued and how you determined the net proceeds per share.

            To provide a more complete description of the pro forma impact of the Reorganization in its initial filing, the Company assumed that net proceeds of $45.5 million, irrespective of the number of shares sold, would be used to acquire newly membership units from Calamos Holdings LLC. The Company expects that, prior to launching the offering and commencing the road show, the Company will file a pre-effective amendment to the Registration Statement disclosing on the front cover of the Prospectus a range for the initial public offering price per share and disclosing pro forma and other data throughout the Prospectus that is based on an assumed offering price at the mid-point of this range.

      69. Please revise note (2) to describe how you determined the amounts of adjustments to minority interest, additional paid in capital, retained earnings and accumulated other comprehensive income. Explain how you determined that your current methodology of assuming an 80% minority interest is factually supportable as required by Rule 11-02 (b) of Regulation S-X. Consider presenting the information in a tabular form and key in a detailed explanation to explain how each adjustment amount was determined.


            The Company has revised its disclosure pursuant to the first sentence of Comment No. 69. With respect to the remainder of Comment No. 69, the Company assumed a minority interest of 80% to provide a more complete description of the pro forma impact of the Reorganization in its initial filing. As discussed in response to Comment No. 68 above, the Company expects to file a pre-effective amendment to the Registration Statement disclosing on the front cover of the Prospectus a range for the initial public offering price per share and disclosing pro forma and other data throughout the Prospectus that is based on an assumed offering price at the mid-point of this range.


      70. Please revise to remove note (3) and the pro forma adjustments related to the Real Estate distribution given that the transaction occurred on June 30, 2004, or advise us.

            The Company submits that, although the Real Estate Distribution occurred on June 30, 2004, pro forma adjustments are required as the effect of the Real Estate Distribution is recorded in the income statement presented.

      71. Please revise note (4) to explain how the minority interest adjustment is determined and why it is based on pre-tax income.

Mr. William Friar
September 10, 2004
Page 28


            The Company has revised its disclosure pursuant to the staff's comments.

      72. Please revise note (5) to explain how you determined the amount of income tax adjustment for each of the periods presented.

            The Company has included additional disclosure to clarify the determination of income tax.

      73. Please revise to clarify in footnote (6) on page 35 what "recharacterization of compensation in the form of equity distributions to owners" in the amount of $1.6 million represents. Explain how you determined this amount to be (i) directly attributable to the transaction, (ii) expected to have a continuing impact on your operating results, and (iii) factually supportable.

            The Company has revised its disclosure pursuant to the staff's comments.

      74. Please revise other parts of the filing, including the summary historical and pro forma consolidated financial data on pages 9 and 10, to incorporate similar changes in the notes presented.

            The Company has revised its disclosure pursuant to the staff's comments.

Selected Historical Combined Financial and Other Data - Page 36

      75. Please revise to reference the footnotes on pages 37 and 38 to the presented financial data on page 37.

            The Company has revised its disclosure pursuant to the staff's comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations Revenues - Investment Management Fees - Page 33

      76. We note that you compute investment management fees received from some of the separate accounts, for which you act as investment adviser, in advance at the beginning of the quarterly period. Please revise to explain how you determine the amount of revenue recognized from these fees to the extent that actual fees are different from those estimated at the beginning of the period.

            The Company supplementally submits that it does not estimate management fees. Management fees calculated on beginning of period assets are the actual fees recorded as unearned income and recognized evenly throughout the quarter.

      77. Please revise your accounting policy footnote on page F-8 to provide an enhanced disclosure about your revenue recognition of investment management fees that you receive from mutual funds and separate accounts.

            The Company has revised its disclosure pursuant to the staff's comments.

Mr. William Friar
September 10, 2004
Page 29


Operating Expenses - Other Operating Expenses - Page 45

      78. We note that you include "revenue sharing" payments to your third party distributors in marketing and promotion expense. Supplementally tell us how you determined it appropriate to record gross revenues related to such transactions with a corresponding expense in marketing and promotion, as opposed to recording revenue net. In your response quantify the revenue and expense amounts and tell us what accounting literature you relied on including your consideration of EITF 99-19.

            The Company's supplemental compensation payments to third-party selling agents are paid only to certain selling agents of the Company's products. These payments are discretionary, as the Company has control over whether or not it will make these payments or otherwise deal with third-party selling agents that require such payments as part of their compensation. The Company believes that, in consideration of EITF 99-19, revenues derived from investment management fees are appropriately recorded gross because (1) the Company is the primary obligor with respect to the investment management services provided, (2) the Company negotiates the price for the investment management services, (3) the Company performs all of the investment management services for the client, and (4) the Company has the discretion to select its suppliers. As such, all investment management fees are recorded gross without deducting any supplemental compensation paid to certain third-party selling agents.

Operating Results - Page 46

      79. For each period presented, you have attributed changes in your revenues primarily to changes in your assets under management. Please revise to:

            - Explain the reasons for changes in the amounts of average assets under management in each period. For instance, explain the underlying causes for the significant increases in net purchases in mutual funds and separate accounts as well as market appreciation of assets under management;

            - Explain how changes in your average assets under management impacted the amounts of reported revenues for each revenue item in each period. Quantify the impact as appropriate;

            - Describe any known trends and uncertainties that have had or are expected to have a material impact on reported revenues.

            Refer to the Item 303 (a) (3) of Regulation S-K and recently issued Interpretive Release No. 33-8350.

Mr. William Friar
September 10, 2004
Page 30


            The Company has revised its disclosure pursuant to the staff's comments.

      80. Please revise to provide an enhanced discussion of specific reasons for material changes in each component of operating expenses for each of the periods presented. For instance, we note on page 51 that you attribute the increase of $14.6 million in distribution expense from 2002 to 2003 to increased sales of funds and corresponding growth of assets under management. In your amended filing, explain and quantify how much sales of funds increased, explain and quantify the corresponding growth of assets under management and explain what the quantitative impact of each of these increases was on your operating expenses.

            The Company has revised its disclosure pursuant to the staff's comments.

Interest Rate Risk - Page 57

      81.   Please revise to include market risk disclosures in accordance with
            Item 305 of Regulation S-K.

            The Company has revised its disclosure pursuant to the staff's comments.

Critical Accounting Policies - Page 57

      82. Please revise your disclosure of critical accounting policies to provide both a qualitative and quantitative discussion that describes the significant assumptions underlying your critical accounting estimates. Discuss the judgments and uncertainties affecting the application of your critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. For example,

            - Discuss the method and significant assumptions used to estimate the fair value of your company for purposes of accounting for your equity appreciation rights.

            - Describe the significant assumptions used to estimate the expected future cash flows from 12b-1 fees.

            Refer to Item V of Release No. 33-8350.

            The Company has revised its disclosure pursuant to the staff's comments.

Mr. William Friar
September 10, 2004
Page 31


Recently Issued Accounting Pronouncements - Page 58

      83. Please revise Note 11 to the consolidated financial statements on page F-15 to conform to the changes below.

            The Company has revised its disclosure pursuant to the staff's comments.

      84. Please revise to explain how you determined that Calamos Multi-Strategy, L.P. met the definition of a voting interest entity and is not within the scope of FIN 46R considering the guidance in paragraph 4 of FIN 46R.

            The Company has revised its disclosure pursuant to the staff's comments.

      85. Please note that the SEC staff speech referred to on pages 59 and F-16 represents the author's views and is not considered a part of U.S. GAAP. Please revise to ensure that your accounting for your investment in Calamos Multi-Strategy, L.P. is in accordance with U.S. GAAP.

            The Company has revised its disclosure pursuant to the staff's comments.

      86. Supplementally and in the revised filing explain how you concluded that accounting for your investment in Calamos Multi-Strategy, L.P. using the equity method is in accordance with U.S. GAAP. Explain why you are not required to consolidate the L.P. for the periods presented given the fact that the current limited partnership agreement does not provide "important rights" to limited partners to preclude its consolidation into your financial statements, considering the guidance provided in paragraph 9 of SOP 78-9.

            In determining whether the equity method of accounting applies, the Company first assessed whether Calamos Multi-Strategy, L.P. fit the definition of a variable interest entity ("VIE"). In assessing if Calamos Multi-Strategy, L.P. is a VIE, the criteria in paragraph 5 of FIN 46R must be evaluated. In general terms, FIN 46R indicates: if a) the total equity investment at risk is not sufficient for an entity to finance it activities, b) if the group of equity investors of an entity lacks certain characteristics of a controlling financial interest, or c) the voting rights of the equity investors are not proportionate to their returns and substantially all of the entity's activities either involve or are conducted on behalf of one investor, that entity is considered a VIE, and is subject to consolidation according to the provisions of FIN 46R. The Company determined that such criteria in paragraph 5 of FIN 46R have not been met and the partnership is therefore not considered a VIE. The Company has determined that Calamos Multi-Strategy, L.P., in which Calamos Financial Services holds a general partnership interest, is a voting interest entity. The Company accounts for its investment in Calamos Multi-Strategy L.P. in accordance with SOP 78-9. Consistent with others in the industry, the Company has historically relied primarily on redemption rights of the limited partners to meet the "important rights" requirement of SOP 78-9. In light of current accounting developments regarding what constitutes "important rights" (including open EITF Issue 04-5 -- Investor's Accounting for an Investment in a Limited Partnership When the Investor is the Sole Partner and the Limited Partners Have Certain Rights) the Company has amended its limited partnership agreements in 2004 to incorporate additional rights, namely an amendment to replace the general partner by a simple majority vote of the limited partners. These amendments will allow the Company to continue to account for its general partnership interests in the Calamos Multi-Strategy, L.P. on the equity method of accounting and not consolidate it into its results.

            The Company has revised its disclosure pursuant to the staff's comments.

Employment Related Arrangements - Page 85

      87. Please revise the notes to the consolidated financial statements to disclose significant commitments under employment related arrangements.

            The Company respectfully submits that it believes that no significant commitments exist as of the balance sheet dates presented, and therefore no disclosure is necessary. The employment related arrangements disclosed in the Registration Statement will take effect upon consummation of the offering.

Consolidated Statements of Financial Condition - Page F-3

      88. Please revise to include a footnote clarifying the nature of the minority interest at December 31, 2003 and 2002, and explain what events occurred during the six months ended June 30, 2004 that eliminated such minority interests.

Mr. William Friar
September 10, 2004
Page 32


            The Company has revised the disclosure in the footnotes accordingly.

Consolidated Statements of Income - Page F-4

      89. Please revise to include Class B shares of common stock in your earnings per share computations, or disclose why they should not be included.

            The Company has revised its disclosure pursuant to the staff's comments.

      90. Please revise to include earnings per share disclosures required by paragraphs 40 and 41 of SFAS 128 or explain in your accounting policy footnote why such disclosures are not required.

            The Company has revised its disclosure pursuant to the staff's comments.

      91. Please revise to disclose the pertinent rights of Class B common shareholders in the event they are significantly different from those of Class A common shareholders.

            The Company has revised its disclosure pursuant to the staff's comments.

      92. Supplementally tell us and revise to disclose how you determined that Equity Appreciation Units should not be considered in your computation of diluted earnings per share, considering the guidance in paragraph 168 of SFAS 128.

            The Company supplementally advises the staff that because its Equity Appreciation Units are only payable in cash and have no conversion feature to common stock or a common stock equivalent, EAUs are not included in the diluted EPS calculation. As such, EAUs are not considered dilutive as defined by paragraph 168 of SFAS 128 nor under its interpretive literature.

Consolidated Statements of Cash Flows - Page F-6

      93. We note that the amounts of cash paid for dividends does not agree with the amounts presented in the consolidated statement of changes in stockholders' equity for 2001 and the six months ended June 30, 2004. Please revise to correct if in error or explain the reason for the difference.

            The Company supplementally submits to the staff that the dividends paid do not agree with the amount presented in the consolidated stockholders' equity for 2001 due to a $859,166 dividend that was declared in 2000, but was not paid until 2001. In addition, the dividends paid for the six months 2004 do not agree with the amount presented in the consolidated stockholders' equity for the first six months of 2004 due to a $9,999,466 non-cash distribution as presented in the "supplemental schedule of non-cash activities" shown on the consolidated statement of cash flows.

Mr. William Friar
September 10, 2004
Page 33


Notes to Consolidated Financial Statements
General

      94. Please revise to include a footnote describing the transactions that give rise to amounts receivable from customers. State whether securities owned by customers are held as collateral for these receivable balances. Also, state how you evaluate these receivables for collectibility and whether you have established an allowance for doubtful accounts for any period presented.

            The Company has revised its disclosure pursuant to the staff's comments. The Company supplementally advises the staff that it does not hold customers' securities as collateral.

      95. Please revise to include a footnote that discloses the key provisions of your deferred compensation plan and how the costs are being accrued. In addition, supplementally tell us whether you have segregated funds that are restricted as to use for the sole purpose of making payments under this plan.

            The Company has revised its disclosure pursuant to the staff's comments. The Company supplementally advises the staff that it has not segregated funds for the purpose of making payments under the plan.

Note 2 - Summary of Accounting Policies
 -  Investment Securities - Page F-7

      96. Please revise to disclose the methods and significant assumptions used to estimate the fair value of your financial instruments, including your not readily marketable securities. Refer to paragraphs 10 - 15 of SFAS 107.

            The Company has revised its disclosure pursuant to the staff's comments.

      97. Please supplementally tell us the amounts of your not readily marketable securities at the end of each of the periods presented and revise to disclose when you consider an impairment of securities to be other than temporary.

            The amount of "not readily marketable securities" as of December 31, 2002, December 31, 2003 and June 30, 2004 is $20,100. In addition, the Company has revised its disclosure to explain when other than temporary impairment exists.

 -  Equity Incentive Plan - Page-F-8

      98. Please revise to actually describe the accounting method used to account for your equity incentive plans, rather than just referencing the relevant accounting guidance.

            The Company has revised its disclosure pursuant to the staff's comments.

Mr. William Friar
September 10, 2004
Page 34


 -  Revenue Recognition - Page F-8

      99. Please revise your accounting policy for recognizing 12b-1 distribution fees to clarify when these are considered earned.

            The Company has revised its disclosure pursuant to the staff's comments.

      100. Supplementally explain to us how you determined that the use of settlement date rather than trade date in recognizing sales charges does not have a material impact on your financial statements.

            The Company bases its immateriality assessment on a comparison of the amount of underwriting fees on the last three trade dates of a quarter that settle on the first three trade dates of the following quarter. Trades settle on a T+3 basis. As a result, trades that occur on the last three days of each quarter settle in the first three days of the subsequent quarter. Based on these comparisons, the Company does not believe that there is any material impact on its financial statements as a result of using settlement date data instead of trade date data when recognizing underwriting fees. For example, the underwriting fees resulting from settled trades for the first three days of July 2004 were $83,729, representing the maximum misstatement and deemed immaterial.

 -  Deferred Sales Commissions - Page F-9

      101. Supplementally explain your methodology for determining the amortization period for each of your Class B and Class C shares. Specifically address how you determine the period over which you receive 12b-1 fees.

            The Company receives 12b-1 fees equal to 1.00% annually of Class B share assets from each fund and retains .75% annually from Class B shares assets for the period of eight years or until shares are redeemed. After eight years, the Class B shares convert to Class A shares, after which the 12b-1 fees retained by the Company cease. The Company amortizes its deferred sales commission asset on a straight-line basis over an eight-year period, which is equal to the period in which it will receive 12b-1 fees, assuming the shares are held for the entire period. In the event that the shares are redeemed within eight years, amortization expense is accelerated to remove the remaining deferred sales commission asset.

            The Company receives 12b-1 fees equal to 1.00% annually of the assets of each fund and retains 1.00% annually for the first year from Class C shares. After one year, the Company remits the full one percent 12b-1 fee to the selling broker. The Company amortizes its deferred sales commission asset on a straight-line basis over a one-year period, which is equal to the period in which it will receive 12b-1 fees.

Mr. William Friar
September 10, 2004
Page 35


      102. Please revise to disclose the weighted average amortization periods assumed to determine the amortization expense for Class B and Class C shares.

            In accordance with the Company's methodology discussed in response to Comment No. 101 above, the Company does not assume a weighted average amortization period for purposes of computing amortization expense. However, if the existing asset at June 30, 2004 were to be amortized at the historical rate, including the component for acceleration, the resulting weighted average amortization periods for Class B and Class C shares would be 6.1 and 1.0 years, respectively.

      103. Supplementally explain your methodology for evaluating deferred sales commissions for impairment. Identify the lowest level at which you evaluate these assets for impairment. For example, do you evaluate your deferred sales commissions on an individual fund basis, by class of shares or in total?

            As of June 30, 2004, the Company evaluated the recoverability of its deferred sales commission asset on a fund-by-fund basis for each share class. This comparison represents the lowest level of impairment analysis.

            The Company evaluates the carrying value of its deferred sales commissions on a quarterly basis. In its impairment analysis, the Company compares the carrying value of the deferred sales commission asset to the undiscounted cash flow expected to be generated by the asset over its remaining useful life, or the period in which the Company receives 12b-1 fees, to determine whether impairment has occurred. If the carrying value of the asset exceeds the undiscounted cash flow, the asset is written down to fair value based on discounted cash flows. Impairment adjustments are recognized in the statement of income as a component of amortization of deferred sales commissions.

      104. In the event you group your deferred sales commissions for impairment evaluation, explain how you considered the guidance in paragraphs 10-14 of SFAS 144.

            As discussed in response to Comment No. 103 above, as of June 30, 2004, the Company evaluated the recoverability of its deferred sales commission asset on a fund-by-fund basis for each share class and the Company does not group deferred sales commissions by share class. In considering the guidance in paragraphs 10-14 of SFAS 144, the Company believes that its impairment analysis is performed at the lowest practicable level.

      105. Supplementally explain your methodology for estimating the future cash flows that you expect to be generated from deferred sales commissions over their estimated remaining lives. Specifically address the following in your response:

Mr. William Friar
September 10, 2004
Page 36


            - To the extent that these future cash flows include asset-based fees, explain how you estimate market values of the related assets under management. Explain whether a probability-weighted approach was considered and how you considered the guidance in paragraphs 16-19 of SFAS 144 in estimating these cash flows.

            - Describe the present value technique and assumptions used to estimate the fair value of your deferred sales commissions. For example, explain whether you used a risk-free or risk-adjusted rate to discount your future cash flows. Refer to Concepts Statement 7.

            The Company has built an asset projection model that estimates the future asset for each fund within each share class. The model begins with the prior month's ending shares for each fund and projects the ending asset over the remaining useful life, i.e., the remaining period over which the Company will collect a 12b-1 fee.

            Significant assumptions utilized by the Company to estimate future average assets under management include expected future market performance and redemption rates. Market performance assumptions are selected using a long-term view of expected average market returns based on long-term historical returns for each asset class held within the fund. Future redemption assumptions are determined by using the actual redemption rates that each fund experienced over the prior twenty-four month period. The Company has considered the guidance in paragraphs 16-19 of SFAS 144 and has chosen not to use the probability weighted approach because the Company believes that the use of long-term historical returns does not materially differ from a probability-weighted approach.

      106. Please revise to disclose the amounts of impairments recorded in each of the periods presented or confirm if there were none.

            The Company has revised its disclosure pursuant to the staff's comments.

Note 3 - Related-party Transactions - Page F-9

      107. On page F-10 you disclose certain amounts earned from affiliates. Please revise to clarify the related parties from which you have earned these fees.

            The Company has revised its disclosure pursuant to the staff's comments.

Note 4 - Investment Securities - Page F-11

      108. Please revise to provide disclosures about your available for sale securities required by paragraph 21 of SFAS 115 and paragraph 534(e) of SFAS 133.

Mr. William Friar
September 10, 2004
Page 37


            The Company has revised its disclosure pursuant to the staff's comments.

Note 5 - Property and Equipment - Page F-12

      109. Supplementally explain to us how you accounted for the distribution of your real estate assets to your current stockholders. Cite the authoritative literature upon which you relied in recording this transaction.

            The Company supplementally advises the staff that the distribution of our real estate assets was accounted for as a nonreciprocal distribution of nonmonetary assets to owners in accordance with APB 29, Accounting for Nonmonetary Transactions. According to paragraph 18, a nonreciprocal transfer of a nonmonetary asset to a stockholder should be recorded by the distributing entity at the fair value of the asset transferred and a gain or loss should be recognized on the disposition of the asset. Paragraph 23 clarifies this accounting treatment by adding that fair value should only be used if it is "objectively measurable and would be clearly realizable to the distributing entity in an outright sale at or near the time of distribution". Prior to the distribution and in order to meet the requirements as identified by paragraph 23, the Company engaged an independent third party appraiser to perform a valuation of the real estate assets that resulted in the gain.

Note 10 - Regulatory and Net Capital Requirements - Page F-15

      110. Please revise to disclose when your calculation of net capital requirements was last reviewed by your regulators and disclose the outcome of that review.

            The Company advises the staff supplementally that the Company's calculation of net capital as of June 30, 2004 was filed with the NASD on July 26, 2004. We do not believe this information is required to be disclosed in the financial statements.

      111. Please revise to disclose the amount of funds segregated for the exclusive benefit of customers in accordance with Rule 15c3-3. If you have not segregated such funds, supplementally tell us under what section of the Rule an exemption is being claimed.

            The Company has revised its disclosure pursuant to the staff's comments.

            If you have any questions concerning the matter referred to in this letter, please call the undersigned at (630) 245-7296 or counsel to the Company, Michael Schiavone of Shearman & Sterling LLP, at (212) 848-4813.

                                                Very truly yours,



                                                /s/ James S. Hamman, Jr.


cc:   Michael Clampitt
      (Securities and Exchange Commission)
      Michael Schiavone
      (Shearman & Sterling LLP)